Exhibit 99.1

Akanda Corp. Provides Further Update on Annual Meeting of its Shareholders

London, February 20, 2024 – Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN), an international medical cannabis company, today announces that it has received an order from the Ontario Superior Court of Justice (the “Court”) permitting Akanda to hold its annual meeting of shareholders (the “Meeting”) on or before March 23, 2024, pursuant to an application to the Court previously announced by the Company on February 20, 2024. Prior to the order from the Court, the Company would have had to hold the Meeting on or before February 22, 2024.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with an EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with California-based Cookies, the most globally recognized cannabis company in the world; Cansativa Group, a leading importer and distributor of medical cannabis in Europe; and Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK.

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Investor Contact

ir@akandacorp.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.